m·c squares

Products designed for every day

M.C. Squares is creating a future where manufacturing and commerce meet

INVEST NOW

Join Hundreds of Investors
Who've Noticed Our

Competitive Advantages
Intellectual Property
Intense Growth and Traction
Expansive Product Portfolio
Experience and Track Record
Strong Leadership

$1,439,322 previously crowdfunded

973 Investors	**$18M** Valuation	**$1.51** Price Per Share	**$400.15** Min. Investment
Common Shares Offered	**Equity** Offering Type	**$4M** Offering Max	**Reg CF** Offering

INVEST NOW



Today Is The Day
You Invest In Something Practical

▶ Play Company Intro Video Now

0:00 / 2:01

Numbers You Need to Know

Products People Love: Thousands of 5-star reviews

Social Proof: 2,500+ investors and 19,000+ followers



revenue
↑ 1,300%*

'2020   gross profit % 84%   gross profit $2.1m   revenue $2.5m

'2019   gross profit % 79%   gross profit $481k   revenue $610k

'2018   gross profit % 39%   gross profit $71k   revenue $180k

*based on the company's audited financials from 2018 to 2020

INVEST NOW

This is Your Chance to Invest in...

Making a Mark on a $250B Market

With Incredible Room for Innovation

As work and home blend, office supplies and home decor are overlapping. The intersection of these huge markets is where M.C. Squares sees a massive opportunity (and where we are becoming the category king).

INVEST NOW

m·c squares
Office Supplies
$250 Billion Market*
Home Organization
$20 Billion Market**

9 patents issued
10 trademarks
published

Intellectual Property Portfolio

as We Commercialize IP

We look for unique industrial materials that have a place in consumers' and then convert those materials into consumer products wrapped in IP protection. We have 9 issued patents, 7 more pending, published 10 trademarks, and have worldwide exclusivity on the materials that set our products apart.

INVEST NOW

Sustainable Manufacturing

of Products Made in the USA

Self-manufacturing gives us some pretty special advantages. First, we have great gross margins. We make our products faster, better, and more economical than most overseas office supply manufacturers. "How?" Because we have fewer tariffs to pay, shipping costs to incur, supply chain issues to navigate, or long lead times to manage. Making our own products allows us to test launch new products and ideas within weeks, and for hundreds of dollars. Essentially we can "whiteboard" our ideas by doing short-runs and testing our products in the real world. Our formula for finding product-market fit is simple: Launch. Listen. Scale

INVEST NOW



DAILY BEAST

"An arsenal of mini whiteboards that can go practically anywhere"

Hungry Experienced Marketers
We're CPG Experts on a Mission

We have developed an internal marketing engine with a team of CPG marketing experts. Our processes allow us to 'get the word out' in effective and economical ways.

INVEST NOW

We're the Best of Both Worlds
Growing into B2B Spaces

Although our marketing has been primarily focused on consumers, we have gained traction in the corporate world as well. Because of our unique product portfolio, we have permission to hunt even more aggressively by expanding into:

- Promotional products
- Licensed products
- Corporate, government, and enterprise accounts

INVEST NOW

Google

United Healthcare   Stanford University

Microsoft   LEGO

TED Allstate

U.S. AIR FORCE

INVEST NOW

Putting it All Together with Great Products

Our Top Performing Product Categories

Stickies	Tackies	Surfaces	Planners
Reusable Dry-Erase Sticky Notes (trademarked, patented & material exclusivity)	Smudge-Free Erasable Markers (trademarked)	Wall and Desktop Planning Boards (trade secret manufacturing, material exclusivity)	Wall and Reusable Calendars and Planners (patented & material exclusivity)
















































M.C. Squares Stickies
Tackle Markers
M.C. Squares Dry-Erase Surfaces
M.C. Squares Reusable Monthly Calendar

Protected IP, vertical integration, and great marketing alone will not make a great company. The result needs to be great products that consumers desire. This is where we truly deliver. We constantly hear from our customers when they receive a package from M.C. Squares:

"I'm so excited, today is the day I will get stuff done!"

The Team Fueling the Growth of Your Investment

Anthony Franco
CEO

Amanda Rubino
CMO

Ian McConville
COO

Ella Kinloch
CRO

Alison Burnell
Art Director

Amber Johnson
Production Manager

Dell McKinney
Technical Lead

Crystal Jackson
Fulfillment Manager

Kit Farnell
Customer Service MVP

Andy Valentine
Industrial Designer

Shanan Pierce
Content Producer

Noah Garwood
Graphic Designer

Karen Else
Production

Bryan Anderson
Production

Chase Gaer
Production

Our Next Big Move: Retail

With a newly inked partnership with Marshall and Associates, we are gearing up to bring our products to larger retailers. In fact, that's exactly why we are raising capital: to purchase inventory and elevate the brand for physical presence across the country.

MARSHALL

Steven Hartman
Production

Lanette Ball
Production

Jakob Pritchard
Production

It's Time to Invest

Diversify and become an angel investor in a growing start-up that creates easy-to-understand products for everyday consumers. Thousands of investors have already placed their bets on us because we've got the goods:

A leadership team with a strong entrepreneurial track record. A company with great sales growth and media traction. Patents, trademarks, and competitive advantages. Amazing products made ourselves, sold direct to consumers, at scale.

The timing is right. Right now. You'll be getting in early on the creation of new categories of great consumer products.

We'd love for you to join us.

INVEST NOW

Join the Discussion

Leave a comment

Your email address will not be published. Required fields are marked *

Comment

Name *

Email *

Website

☐ Save my name, email, and website in this browser for the next time I comment.

Post Comment

FAQs

What does it mean to be an angel investor?

The JOBS Act makes it possible for almost anyone to become an 'Angel Investor' in early companies like M.C. Squares. Before these regulations were signed into law by President Obama, only accredited investors were allowed to make these types of investments.

Being an Angel Investor means you are an early shareholder in the company. You're speculating that the value of the company will continue to grow and that there will be an 'exit', like a sale of the company to another one, an acquisition, or an IPO. Once an exit happens, you receive your share of the proceeds. You're betting that the founder and leadership will build a strong business and grow your investment. That's something we know quite a bit about.

With us, you'll also get the added benefits of early access to limited edition products, exclusive discounts, investor emails, private live video updates with our founder, and a front-row seat to the American dream.

Is M.C. Squares considered an "Impact" Company?

As a team, our impact matters, and as quickly as we're growing, we're also mindful of our opportunities for responsible action. We are just at the beginning here, but to start we:

- Planted over 50,000 trees with our partner trees.org
- Donated thousands of products to underfunded schools
- Run our Colorado factory on 100% wind power
- Kept over 2 Billion (with a 'B') paper sticky notes out of landfills

Who are M.C. Squares' advisors?

- **Kevin O'Leary**, Influencer
  Celebrity Investor Influencer

- **Jason Searfoss**, Finance
  Founding CFO Longford Capital

- **Robb Wilson**, Technology
  CEO, One Reach

- **Verity Byrne**, Global Logistics
  CEO, Be Solve

- **David Prichard**, CPG Expert
  CEO, TeeGarden Financial

Why invest in startups?　　　∧

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on Dalmore Direct?　　　∧

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?　　　∧

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?　　　∧

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?　　　∧

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?　　　∧

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with Dalmore Direct.

What do I need to know about early-stage investing? Are these investments risky?　　　∧

Companies on Dalmore Direct are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back?　　　∧

The companies listed on Dalmore Direct are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares?　　　∧

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely.Exceptions to limitations on selling shares during the one-year lock up are transfers:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

What information does Dalmore Direct collect from issuers related to their offering?　　　∧

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the Dalmore Direct platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and Dalmore Direct. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email **investor@investinmcsquares.com**.

How do I contact someone at Dalmore Direct?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at **investor@investinmcsquares.com**.

